

September 20, 2013

Via E-mail
Kee Yuen Choi
Chief Executive Officer and Director
eBullion, Inc.
80 Broad Street, 5th Floor
New York, New York 10004

> **Re:** **eBullion, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 28, 2013**
> **File No. 333-188003**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our comment letter dated July 19, 2013 and the supporting materials you have submitted. We are unable to read the text of the support you labeled "Back Up For Our Industry 3rd Paragraph" and "Back Up For Page 15 Chinese Gold and Silver Society." Please re-submit these materials in a manner in which they can be read. We also note that, in several instances, the disclosure in your prospectus differs from the support you provided. For example only, we note that you disclose on page 15 in the "Our Industry" section both that "there were 74 companies participating in the trade through the CGSE digital platform, among which 36 were qualified to engage in the trade of Renminbi Kilobar Gold" and "there were 72 companies participating in the trade through the CGSE digital platform, among which 42 were qualified to engage in the trade of Renminbi Kilobar Gold", while the supporting material labeled "Back Up For Our Industry 4th Paragraph" indicates that "[t]here are . . . 71 companies under the committee participating in the trade through the digital platform,

among which 36 are engaging in the trade of Renminbi Kilobar Gold." In addition, we were unable to locate the support for several quantitative and qualitative business and industry data included in the prospectus. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus.

2.   Please ensure that the disclosure in your registration statement is consistent throughout and revise as appropriate. For example only, we note your disclosure on page 24 identifies that you had dividends paid of $643,984 in the year ended March 31, 2012. However, on page 25 you indicate that Man Loong paid a dividend of $642,984 in the year ended March 31, 2012. Please revise to resolve this inconsistency or advise.

3.   We note your disclosure that your membership in the CGSE allows you to facilitate transactions on behalf of your agents' customers and/or the agents themselves, who can purchase spot contracts in gold and/or silver on the CGSE. We also note your disclosure that you do not become the counterparty to such contracts. Please provide us with a detailed explanation as to how spot contracts are purchased through your trading platform, including an explanation as to who the counterparties are to each contract. Please also provide us with a detailed explanation as to how you are able to facilitate such transactions without being the counterparty.

4.   We note your disclosure that you act as a clearing house for the spot contracts purchased through your trading platform. Please provide us with a detailed explanation as to what it means to act as a "clearing house" for such contracts.

5.   We note your disclosure that the spot contracts purchased through your trading platform do not involve the physical transfer or delivery of any actual gold or silver. Please provide us with a detailed explanation as to how such contracts can be characterized as "spot contracts" if there is no possibility for the physical transfer or delivery of any actual gold or silver. In responding to this comment, please provide us with a detailed explanation of the specific contractual terms of the spot contracts that may be purchased through your trading platform.

6.   We note your disclosure that you do not have any direct customers; rather your customers are the customers of certain agents with whom you have contractual arrangements. However, it appears that a person can access your website and create an account to purchase spot contracts through your trading platform, regardless of whether such person has a relationship with one of your agents. In this regard, we note that your website includes a list of the ways in which a person can open an account and using an agent is just one option, with the other options being opening an account directly using your website or calling the company directly. We also note that your website includes a form of customer agreement that appears to be entered into between your company and the customer. Please provide us with a detailed explanation as to the business and contractual relationships between and among your company, your agents, and customers. Please file the customer agreement as an exhibit to the registration statement as required

by Item 601(b)(10) of Regulation S-K. Please refer to Rule 403(c) of the Securities Act for filing requirements.

7.   Please advise us as to the extent of your business in the United States, including whether U.S. customers may access your website and purchase spot contracts through your trading platform.

Business, page 13

8.   Please revise your disclosure to identify Man Loong's website or advise. Please refer to Item 101(h)(5)(iii) of Regulation S-K.

9.   We note your response to comment 10 of our comment letter dated July 19, 2013 and your related disclosure that the spot contracts are settled at the market price of gold or silver at the moment the CGSE matches the trade with a counterparty. However, we also note your disclosure that the spot contracts do not involve the actual physical transfer or delivery of any gold or silver. Please revise your disclosure to explain how these spot contracts are settled without the physical transfer or delivery of any gold or silver or advise.

History, page 13

10.   We note your response to comment 12 of our comment letter dated July 19, 2013. We note your disclosure on page 14 that Man Loong calculates and collects the amount of commissions due from agents on a monthly basis. However, on page 14, you then disclose that Man Loong charges its commission to the agents' accounts when each trade is processed. Please revise your disclosure to resolve this inconsistency or advise. In addition, please revise your disclosure to clarify whether or not Man Loong's agents maintain accounts with Man Loong.

11.   We note your disclosure regarding Man Loong's monitoring of the deposit balances of customers of the agents. Please revise your disclosure to explain who bears the risk that the customer's net trading position is closed at a loss that exceeds the customer's deposit balance.

Intellectual Property, page 20

12.   We note your response to comment 16 of our comment letter dated July 19, 2013 and the related revisions to your registration statement. We also note your disclosure that True Technology has modified the licensed technology at the request of Man Loong and that all enhancements or modifications to the software requested by Man Loong are the property of Man Loong. However, we also note that True Technology granted Man Loong a non-exclusive license to the underlying software. Please revise your disclosure

to explain whether Man Loong has any intellectual property rights in underlying technology licensed.

Summary Compensation Table, page 26

13.   We note you added footnote (1) to the summary compensation table on page 26 to identify the compensation Mr. Choi received for his services as a director, which is not otherwise reflected in the summary compensation table. Please revise your disclosure of the compensation received by Mr. Choi in the summary compensation table to include the compensation he received as a director and include footnote disclosure to delineate such compensation as director compensation or reflect the director compensation received by Mr. Choi in the director compensation table on page 27. Please refer to Item 402(r)(2)(i) of Regulation S-K and Instruction 3 to Item 402(n) of Regulation S-K. In addition, we note your disclosure on page 27 in the "Director Compensation" section that "[o]ther than as set forth above no member of [y]our Board of Directors received any compensation for his services as a director during the year ended March 31, 2013." Please revise your disclosure here to clarify that both Mr. Choi and Mr. Wong received director compensation during the year ended March 31, 2013 or advise.

Director Compensation, page 27

14.   We note your response to comment 23 of our comment letter dated July 19, 2013 and the related revisions to your registration statement. Please revise your disclosure regarding the financial consulting fees of $5,200 received by Mr. Havlin to identify the period to which these fees relate.

Security Ownership of Certain Beneficial Owners and Management, page 27

15.   We note your response to comment 24 of our comment letter dated July 19, 2013 and the related revisions to your registration statement. We note that in the introduction to the beneficial ownership table you disclose that there are "currently no[]" persons for which you have reason to believe may be deemed the beneficial owner of more than 5% of your common stock. However, in the table you identify two persons who own greater than 5% of your common stock. Please revise your disclosure as appropriate to resolve this inconsistency or advise.

Selling Stockholders, page 28

16.   We note your response to comment 25 of our comment letter dated July 19, 2013 and the related revisions to your registration statement. We note that in the introduction to your selling stockholder table you identify Cheung Siu Yin, the spouse of your chief executive officer, and Lau Ka Ming, the spouse of your chief financial officer, as selling shareholders. However, we were unable to locate these individuals in the selling shareholder table. Please revise your selling stockholder table as appropriate or advise.

In addition, please confirm that the shares owned by Cheung Siu Yin and Lau Ka Ming are included in the beneficial ownership table on page 27 as shares deemed to be owned by the spouses of these individuals or advise. Please refer to our Exchange Act Sections 13(d) and 13(g) of Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05.

Certain Relationships and Related Transactions, page 31

17.   We note your response to comment 15 of our comment letter dated July 19, 2013 and your revisions to the "Our Electronic Trading Services" section on page 18. We also note your disclosure regarding your agreement with True Technology on page 31. Please revise your disclosure on page 31 so that it is consistent with the disclosure included on page 18. For example only, please clarify that the monthly fee of $12,894 relates to the license and the hosting services provided by True Technology.

18.   We note your disclosure that Mr. Choi and Mr. Wong were paid a dividend of $642,908. Please revise your disclosure to specify the portion of this dividend paid to Mr. Choi and the portion of this dividend paid to Mr. Wong.

19.   We note your response to comment 27 of our comment letter dated July 19, 2013 and the related revisions to your registration statement. We also note your disclosure regarding the transaction wherein you acquired Man Loong. Please revise your disclosure to include the information required by Item 404(a) of Regulation S-K for this transaction or advise.

Item 16. Exhibits, page II-2

20.   We note your response to comment 31 of our comment letter dated July 19, 2013. We also note that you have filed as exhibit 10.6 a schedule to the form of agency agreement. Please ensure that in this schedule you have identified the material details in which the omitted documents differ from the form of agency agreement. Please refer to Instruction 2 to Item 601 of Regulation S-K. For example only, we note that the parties on the agreements, the terms of the agreements, and the execution dates of the agreements may differ. In addition, please re-file the exhibits that were previously filed as exhibits 10.6 through 10.8 so that their exhibit numbers correspond to the appropriate numbers in the exhibit index.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Leslie Marlow, Esq. (Via E-mail)
Hank Gracin, Esq. (Via E-mail)